兖州煤业股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

Address: 298 Fushan South Road, Shandong Province, China	Tel: (86537) 5385343 Fax: (86537) 5383311

August 24, 2012

VIA EDGAR

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages

Apparel and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ladies and Gentlemen,

Yanzhou Coal Mining Company Limited Form 20-F for the Year Ended

December 31, 2011 Filed April 27, 2012 (File No. 001-14714)

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated August 7, 2012 (the “Comment Letter”) on its Annual Report on Form 20-F (the “Annual Report”). We have included the Staff’s comments in bold and in the order presented in the Comment Letter, and have presented our responses accordingly.

Form 20-F for Fiscal Year Ended December 31, 2011

Our Competitive Strengths page 28

1.	We note your disclosure of high quality resources totaling 5,318 million tonnes in this section of your filing. In addition, we note your disclosure of coal resources for your development projects on page 31 of your filing. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(5)(3) of Industry Guide 7. Please revise your filing accordingly.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

•	on page 28 of the Annual Report:

Our total raw coal production in 2011 was 55.7 million tonnes. We directly operate the Six Coal Mines and have control of, and mining and exploration rights to, four operational coal mines and four developmental-stage projects in Shandong, Shanxi and Inner Mongolia through our operating subsidiaries in China.

•	on page 31 of the Annual Report:

In the PRC, we are dedicated to bringing our four development projects, Wanfu, Shilawusu, Zhuanlongwan and Yingpanhao, into successful production. We also plan to increase and optimize production at our existing mining operations. In addition, we are currently applying to the relevant PRC government authorities for new exploration permits to identify and exploit new coal reserves.

2.	We note your disclosure of basic reserves of 81.7 million tonnes in this section of your filing. In addition, we note your disclosure of basic reserves for your Anyuan and Wenyu coal mines on page 65 of your filing. Only mineral reserves meeting the definitions provided in paragraph (a) of Industry Guide 7 may be disclosed in filings with the United States Securities and Exchange Commission. Please revise your filing accordingly.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

•	on page 12 of the Annual Report:

In addition, reserve data for our PRC mines are typically estimated in accordance with Industry Guide 7 for proven and probable reserves and the JORC Code for reserves.

•	on page 27 of the Annual Report:

Since December 1, 2010, Ordos Neng Hua has operated Anyuan Coal Mine and Wenyu Coal Mine. In addition, we had four projects in China that were under development as of December 31, 2011.

•	on page 28 of the Annual Report:

We are one of the primary coal producers in the PRC, with rapidly growing coal mining operations in Australia and China. Our mines have significant coal reserves and resources. As of December 31, 2011, in China, we had total proven and probable reserves of 1,762.8 million tonnes and recoverable reserves of 130.2 million tonnes.

•	on page 65 of the Annual Report:

Delete the raw of basic reserve disclosure and the corresponding footnote from the table.

•	on page 65 of the Annual Report:

Through Ordos Neng Hua, we wholly control Anyuan Coal Mine, which is located in Yijinhuoluoqi of Ordos City in Inner Mongolia, and covers an area of approximately 9.3 square kilometers. Ordos Neng Hua commenced commercial production in 2011.

•	on page 66 of the Annual Report:

Through our subsidiary, Inner Mongolia Xintai, we operate Wenyu Coal Mine, which is located in Ordos City in Inner Mongolia, and covers an area of approximately 9.36 square kilometers.

Property, Plant, and Equipment page 52

3.	For each of your mines with a mineral reserve, please disclose the material information associated with the economics of the particular reserve. This information should include the average sales price per tonne of saleable coal and the average cost per tonne of saleable coal.

In response to the Staff’s comment, the Company submits the material information of each coal mine below:

	Average Selling Price	Average Cost of Sales[1]
	(RMB per tonne)	(RMB per tonne)

Coal Mine directly owned by the Company:
Nantun Coal Mine	666.24	n/a
Xinglongzhuang Coal Mine	688.22	n/a
Baodian Coal Mine	707.32	n/a
Dongtan Coal Mine	657.57	n/a
Jining II Coal Mine	641.94	n/a
Jining III Coal Mine	524.34	n/a
Average	686.01	288.53

Coal Mines owned by subsidiaries of the Company:
Tianchi Coal Mine	467.67	332.70
Zhaolou Coal Mine	912.86	649.10
Anyuan Coal Mine	292.86	163.71
Wenyu Coal Mine	288.76	153.94
Austar Coal Mine	970.61	541.30
Yarrabee Coal Mine	1,295.59	552.25
Ashton Coal Mine	1,266.95	821.96
Moolarben Coal Mine	663.59	227.97
Cameby Downs Coal Mine	674.00	281.38

1:	The purchase of raw material and machinery for Nantun Coal Mine, Xinglongzhuang Coal Mine, Baodian Coal Mine, Dongtan Coal Mine, Jining II Coal Mine, Jining III Coal Mine is centrally managed by the Materials & Goods Supply Center and Complex Mining Machinery and Management Center of the Company. The Company allocates the average costs of sales by coal type rather than by coal mines.

4.	Please clarify if your Zhaolou recoverable reserves are reported net of coal preparation plant recovery.

The Company submits that the recoverable reserves of Zhaolou Coal Mine are reported net of losses arising from coal preparation and plant recovery process. In response to the Staff’s comment, the Company will revise its disclosure as follows:

The total recoverable reserves of Zhaolou Coal Mine were approximately 103.6 million tonnes as of December 31, 2011, which was net of coal preparation and plant recovery losses.

5.	We note your disclosure of mineral reserves for your Cameby Downs and Premier properties in Australia. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

•	Acreage breakdown by owned, leased or other.

•	Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

•	Drill-hole maps showing drill intercepts.

•	Justifications for the drill hole spacing used at various classification levels.

•	General cross-sections that indicate the relationship between coal seams, geology, and topography.

•	A detailed description of your procedures for estimating reserves.

•	The specific criteria used to estimate reserves.

•	An indication of how many years are left in your longest-term mining plan for each reserve block.

•	Site-specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical, and economic feasibility.

To minimize the transfer of paper, if possible please provide the requested information on a CD formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call if he has questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal. If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

In response to the Staff’s request, the Company has submitted technical reports for its Premier and Cameby Downs Coal Mines, on a CD formatted as Adobe PDF files, to SEC via courier.

Financial Statements

Notes to the Consolidated Financial Statements

23. Intangible Assets, page F-57

6.	We note your disclosure herein of a mining rights agreement with your parent company, Yankuang Group Corporation Limited, which provided for a fixed annual fee payable to your parent company for ten years starting in September 1997. This fee related to the transfer of 5 mines to you. After the 10 year period, such fee was subject to change. Please reconcile this disclosure with your disclosure on page 68 stating that you fulfilled this obligation in 2007 and had no further obligation to make payments and revise your disclosure in future filings as appropriate.

The Company submits that as disclosed on page 68, the Company fulfilled its obligation to its parent company in 2007 under the mining agreement and is not contractually obligated to make further payments under this agreement. The Company further disclosed on page 69 that it is required to make mining right payments to the relevant governmental authorities as required by the Implementation Plan for the Compensation System Reform Testing in relation to Deepening Coal Resources. In response to the Staff’s comment, the Company will revise its disclosure as follows:

With respect to an arrangement with Yankuang Group we fulfilled this obligation after we made the final installment payment in 2007. However, after this 10 year period, we have been required to pay a mining right fee directly to the relevant governmental authorities.

7.	We note on page 69 that the Shandong State Council passed legislation in 2006 requiring you to pay mining right fees based on the valuation of the remaining reserves in the Xinglongzhuang, Baodian, Nantune, Dongtan and Jining II mines. We also note that in anticipation of detailed rules for such fees, in 2008, you made provisions of RMB5.0 per tonne of coal extracted to cover such fees. Please provide us with the following:

•	Considering detailed guidance of the fee does not appear to be available, tell us how you determined the RMB5.0 per tonne and why you believe such amount is appropriate.

The Company submits that the provision of RMB5.0 per tonne was made based on its discussion with the relevant governmental authorities. As of the submission date of the Form 20-F and up to the submission date of this response, the governmental authority has not yet completed the full assessment, which the Company expects to be completed in late 2012.

•

Based on your disclosure it appears to us that the Shandong government is assessing such fee based on the remaining reserves (i.e. reserves in the ground) and you are accruing a fee based on the reserves extracted. Please reconcile this apparent inconsistency.

The Company submits that under the PRC central government’s policy, the payment mechanism for mining rights fee and the detailed arrangements shall be determined by each provincial government. As of the submission date of the Form 20-F and up to the submission date of this response, the Shandong provincial government has yet to announce the detailed arrangements, which would include the mining rights fee to be based on the reserves extracted or the remaining reserves. Therefore, after its discussion with relevant governmental authorities, the Company has made a provision of RMB5.0 per tonne based on reserves extracted.

The Company will review its provision policy after Shandong provincial government officially promulgates detailed arrangements for the mining right fee payment.

•	Tell us how you considered IAS 37 regarding such provision and the related disclosure requirements related to the uncertainty of the accuracy of such provision.

The Company submits that under IAS 37, a provision is a liability of uncertain timing or amount and shall be recognized when: (a) an entity has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.

The Company considers it does not have a present obligation (legal or constructive) in respect of the remaining reserves as the Shandong provincial government has not officially promulgated whether the Company is obligated to immediately pay a mining right fee based on the remaining reserves as a whole. Given that no formal policy has been officially promulgated, the Company made the provision based on reserves extracted (i.e., effectively a tax on reserves extracted) after discussions with the relevant governmental authorities. The Company will review its provision policy after the Shandong provincial government officially promulgated detailed arrangements for the mining right fee payment based on IAS 37.

Subject to confirmation of the relevant government policy, the Company will revise its disclosure in future filings with respect to the contingent liability arising from the remaining reserves.

•	Tell us how you recorded such fee and your basis under IFRS.

As described above, the Company made a provision of RMB5.0 per tonne based on reserves extracted, after discussions with the relevant governmental authorities. Since the Company does not have any present obligations, as defined in IAS 37, as to the remaining reserves, we have only made a provision based on reserves extracted.

*            *             *

In addition to the above responses, as requested by the Commission, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Please direct any questions or comments regarding our responses to the undersigned at (86) 537-538-3311. Thank you for your consideration of this matter.

Yours sincerely,

/s/ WU Yixiang
WU Yixiang, Chief Financial Officer
Yanzhou Coal Mining Company Limited